(Formerly Cypherpunk Holdings Inc.)

INTERIM UNAUDITED CONDENSED FINANCIAL

STATEMENTS

FOR THE THREE MONTHS ENDED

DECEMBER 31, 2024 AND 2023

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim unaudited condensed consolidated financial statements of Sol Strategies Inc. (formerly Cypherpunk Holdings Inc.) for the three months ended December 31, 2024 (the "Interim Statements) were prepared by management in accordance with International Financial Reporting Standards. The most significant of these standards have been set out in the note 2 of these Interim Statements. Any applicable changes in accounting policies have also been disclosed in these financial statements. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2024.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officers, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2024.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying Interim Statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these Interim Statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity's auditor.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	December 31,	September 30,
	2024	2024

Assets

Current Assets
Cash and cash equivalents (note 3)	$1,279,322	$1,808,052
Prepaid expenses	58,275	6,750
	1,337,597	1,814,802

Cryptocurrencies (note 4)	38,561,505	25,575,512
Intangible assets (note 5)	33,768,545	-
Investments (note 6)	685,662	1,513,331
Goodwill (note 14)	278,868	-
	$74,632,177	$28,903,645

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (notes 7 and 16)	$561,585	$232,929
Income taxes payable (note 8)	2,710,699	1,547,686
Financial liability - future share issuance (note 9)	2,311,793	-
Credit facility (note 10)	4,156,214	-

	9,740,291	1,780,615

Long-term liabilities
Financial liability - future share issuance (note 9)	4,294,768	-
Deferred tax liability (note 20)	399,406	399,406
	14,434,465	2,180,021

Shareholders' Equity
Capital stock (note 11)	20,154,351	17,256,668
Reserves (notes 12, 13 and 14)	40,047,329	17,297,454
Accumulated other comprehensive income (loss)	7,141,327	2,540,513
Accumulated deficit	(7,145,295)	(10,371,011)

	60,197,712	26,723,624

	$74,632,177	$28,903,645

Nature of operations and going concern (note 1)
Subsequent events (note 19)
SIGNED ON BEHALF OF THE BOARD

(Signed) "Ungad Chadda"	(Signed) " Rubsun Ho"
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(EXPRESSED IN CANADIAN DOLLARS)

Three months ended December 31,	2024	2023

Income (loss)
Realized gain on dispositions of cryptocurrencies (note 4)	$4,430,368	$-
Staking and validating income (note 15)	1,244,849	-
Other income	11,990	10,451
Realized gain (loss) on investments (note 6)	(442)	270,661
Unrealized gain (loss) on investments (note 6)	-	2,649,011
Dividend income	-	2,613
	5,686,765	2,932,736

Expenses
Share based compensation (notes 12 and 16)	628,796	38,076
Professional fees (note 16)	273,063	44,466
Consulting fees (note 16)	242,708	106,360
Investor relations	154,350	-
Listing fees	56,446	-
General and administrative	51,543	39,407
Amortization (note 5)	50,082	7,909
Interest expense	32,863	-
Director fees (note 16)	11,668	10,298
Foreign exchange (gain) loss	(203,483)	44,217
	1,298,036	290,733

Income before taxes	4,388,729	2,642,003

Provision for income tax (note 8)	1,163,013	-
Income tax expense	1,163,013	-

Net income for the period	3,225,716	2,642,003

Other comprehensive income

Unrealized gain on cryptocurrencies (note 6)	4,600,814	4,284,251
Total comprehensive income	$7,826,530	$6,926,254

Net income per share (note 11(c))
Basic	$0.02	$0.02
Diluted	$0.02	$0.02
Weighted average number of shares outstanding (note 11(c))
Basic	147,249,194	152,067,183
Diluted	160,422,415	154,505,683

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

Balance, September 30, 2023	152,067,183	$17,864,782	$17,669,046	$(196,846)	$(18,509,213)	$16,827,769

Stock-based compensation	-	-	38,076	-	-	38,076
Net income for the period	-	-	-	-	2,642,003	2,642,003
Items that may be reclassified to profit or loss	-	-	-	4,284,251	-	4,284,251
Items reclassified to retained earnings	-	-	-	(4,773)	4,773	-

Balance, December 31, 2023	152,067,183	17,864,782	17,707,122	4,082,632	(15,862,437)	23,792,099

Share based compensation (note 12)	-	-	1,282,843	-	-	1,282,843
Options exercised (note 12)	1,709,625	170,963	-	-	-	170,963
Fair value of options exercised (note 12)	-	159,847	(159,847)	-	-	-
Options cancelled and expired (note 12)	-	-	(1,532,664)	-	1,532,664	-
Purchase of shares for cancellation (note 11)	(7,603,343)	(938,924)	-	-	-	(938,924)
Dissolution of subsidiary (note 17)	-	-	-	-	(2,126)	(2,126)
Net income for the period	-	-	-	-	3,965,661	3,965,661
Items that may be reclassified to profit or loss	-	-	-	(1,542,119)	(4,773)	(1,546,892)

Balance, September 30, 2024	146,173,465	17,256,668	17,297,454	2,540,513	(10,371,011)	26,723,624

Share based compensation (note 12)	-	-	628,796	-	-	628,796
Options exercised (note 12)	1,798,625	236,213	-	-	-	236,213
Fair value of options exercised (note 12)		189,321	(189,321)	-	-	-
Shares issued for acquisitions (note 5)	1,665,621	2,472,149	-	-	-	2,472,149
Shares to be issued for acquisitions (note 14)	-	-	22,310,400			22,310,400
Net income for the period	-	-	-		3,225,716	3,225,716
Items that may be reclassified to profit or loss	-	-	-	4,600,814	-	4,600,814

Balance, December 31, 2024	149,637,711	$20,154,351	$40,047,329	$7,141,327	$(7,145,295)	$60,197,712

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

Three months ending December 31,	2024	2023

Cash and cash equivalents (used in) provided by:

Operating activities
Income (loss) for the period	$3,225,716	$2,642,003

Adjustments for:
Realized (gain) loss on cryptocurrencies	(4,430,368)	-
Staking and validating income	(1,244,849)	-
Realized (gain) loss on investments	442	-
Unrealized (gain) loss on investments	-	(2,649,001)
Expenses paid with cryptocurrencies	25,505
Stock-based compensation	628,796	38,076
Amortization	50,082	7,909

Net change in non-cash working capital items:
Receivables and prepaid expenses	(51,525)	9,529
Accounts payable and accrued liabilities	328,656	(53,584)
Income taxes payable	1,163,013	-
Cash used in operating activities	(304,532)	(5,068)

Financing activities
Exercise of options and warrants	236,213	-
Loan payable	4,156,214	-
Cryptocurrencies used to acquire intangible assets	2,334,385	-
Share issued to acquire intangible assets	2,472,149	-
Fair value of future share consideration to acquire intangible assets	6,606,561	-
Deferred share issuance to acquire intangible assets	22,310,400	-
Cash used in financing activities	38,115,922	-

Investing activities
Purchase of cryptocurrencies	(13,205,774)	-
Proceeds from sale of cryptocurrencies	8,362,244	18,747
Validator asset purchases	(34,045,391)	-
Goodwill	(278,868)	-
Sale/redemption of investments	827,669	-
Cash provided by (used in) investing activities	(38,340,120)	18,747

Change in cash and cash equivalents	(528,730)	13,679

Cash and cash equivalents, beginning of the year	1,808,052	1,927,280

Cash and cash equivalents, end of the year	$1,279,322	$1,940,959

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

Cypherpunk Holdings Inc. (the "Company" or "Cypherpunk") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL".

The Company is an actively managed crypto investment company. The Company's objective is to invest in crypto companies that drive technological innovation, demonstrate market leadership, achieve real-world adoption, navigate regulatory environments effectively, and form strategic partnerships for sustained growth (the "Investment Objective"). Sol Strategies executes its Investment Objective through three lines of effort: (1) Treasury management - Maintaining a core portfolio of cryptocurrencies for long-term growth, enhanced with risk management strategies to minimize volatility, and generating yield through lending, staking, and liquidity provisioning; (2) Private equity focused on early stage companies in the DeFi and blockchain sectors; and (3) Active investments to generate yield through strategic activities, including staking and validating Solana. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 19). Additionally, during the three months ended December 31, 2024, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

These unaudited interim condensed consolidated financial statements for the three months ended December 31, 2024 (the "Interim Statements") have been prepared and presented on a going concern basis. The Company has sufficient cash and cash equivalents and other assets to supports its operations for the next twelve months from the date of the issuance of the Interim Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the IFRS Interpretations Committee. These Interim Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these Interim Statements are based on IFRSs issued and outstanding as of March 3, 2025, the date the Board of Directors approved the Interim Statements. The same accounting policies and methods of computation are followed in these Interim Statements as compared with the most recent audited annual financial statements as at and for the year ended September 30, 2024. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2025 could result in restatement of these Interim Statements.

3. CASH AND CASH EQUIVALENTS

The balance consists of funds in cash and banks immediately available for use in the Company's operations. There were no restricted balances at December 31, 2024 and September 30, 2024.

	December 31,	September 30,
	2024	2024

Cash in banks	$1,279,322	$1,808,052
	$1,279,322	$1,808,052

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

4. CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD)(a)	Cost (CAD)(a)	Market Value
Bitcoin	3.17	$94,871	$136,510	$425,891
Solana	139,726.44	22,071,425	30,390,915	38,135,614
Balance at December 31, 2024		$22,166,295	$30,527,424	$38,561,505

	Quantity	Cost (USD)(a)	Cost (CAD)(a)	Market Value
Bitcoin	56.25	$1,684,587	$2,183,891	$4,816,138
Solana	100,763.02	14,580,870	19,977,930	20,759,374
Balance at September 30, 2024		$16,265,457	$22,161,821	$25,575,512

(a) The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.

The activity of the Company's cryptocurrencies, excluding the Bitcoin posted as collateral at Wintermute Asia Pte. Ltd. and Zerocap Pty Ltd. (below), for the three months ended December 31, 2024 and the year ended September 30, 2024 is as follows is as follows:

Balance at September 30, 2023	$7,852,418
Cash purchases	19,690,454
Cash sales	(2,984,944)
Gain on sales	2,278,025
Staking income	287,476
Investment income received in cryptocurrencies	277,273
Cryptocurrencies posted as collateral	(7,969,119)
Crptocurrency collateral returned	2,407,478
Foreign exchange gain	3,113
Change in fair value	3,733,338
Balance at September 30, 2024	$25,575,512
Cash purchases	10,441,902
Cash sales	(5,598,372)
Gain on sales	3,424,210
Staking and validating income	1,303,677
Intangible asset purchased with cyrpto currencies	(2,334,385)
Expenses paid in cryptocurrencies	(25,505)
Cryptocurrencies posted as collateral	(1,757,712)
Crptocurrency collateral returned	2,763,872
Foreign exchange gain (loss)	167,492
Change in fair value	4,600,814
Balance at December 31, 2024	$38,561,505

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

The activity of the Company's cryptocurrencies posted as collateral for the three months ended December 31, 2024 and the year ended September 30, 2024, is as follows:

Balance at September 30, 2023	$-

Cryptocurrencies posted as collateral	7,969,119

Cryptocurrency collateral returned	(2,407,478)

Investment income received in cryptocurrencies	95,568

Cash sales	(11,027,632)

Gain on sales	5,370,423

Balance at September 30, 2024	$-

Cryptocurrencies posted as collateral	1,757,712

Cryptocurrency collateral returned	(2,763,872)

Cash purchases	2,763,872

Cash sales	(2,763,872)

Gain on sales	1,006,160

Balance at December 31, 2024	$-

5.    INTANGIBLE ASSETS

Validator
assets

Cost

Balance at September 30, 2024	$-
Additions	33,818,627

Balance as of December 31, 2024	33,818,627

Accumulated amortization

Balance at September 30, 2024	-
Amortization(1)	50,082

Balance as of December 31, 2024	50,082

Net book value as of December 31, 2024	$33,768,545

(1) The intangible assets are amortized on a straight-line basis over five (5) years.

During the three months ended December 31, 2024, the Company acquired certain intangible assets operating as Cogent Crypto ("Cogent") and OrangeFin Ventures LLC ("OrangeFin"), resulting in an increase in the amount of Solana being validated by the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

The Company acquired 78% interest in Cogent's Solana blockchain validator assets, and a 100% of Cogent's SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the "Cogent Assets"), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Cogent Assets. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The Company acquired 100% of OrangeFin's Solana blockchain and Arch blockchain validator assets (collectively, the "OrangeFin Assets"), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the OrangeFin Assets. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The purchase price and net assets of the Cogent Asset acquisition are as follows:

As of November 24, 2024

Purchase price

Cash consideration (1)	$1,394,340

Value of 1,162,000 common shares issued at closing (2)	1,394,400

Value of 18,592,000 common shares issued subsequent to closing (3)	22,310,400

Transaction costs	139,354

$25,238,494

Net assets acquired

Intangible assets	24,959,626

Goodwill	278,868

$25,238,494

(1) US$1,000,000 (CAD $1,391,340) paid in US dollar stable coins at closing.

(2) 1,162,000 common shares priced at $1.20 per share, issued at closing.

(3) 18,592,000 common shares issued payable as follows: 3,098,667 common shares on May 25, 2025, 3,098,667 common shares on November 25, 2025, 3,098,667 common shares on May 25, 2026, 3,098,667 common shares on November 25, 2026, 3,098,666 common shares on May 25, 2027, and 3,098,666 common shares on November 25, 2027.

The purchase price and net assets of the OrangeFin Asset acquisition are as follows:

As of December 31, 2024

Purchase price

Cash consideration(1)	$1,079,479

Value of 1,162,000 common shares issued at closing(2)	1,077,749

Present value of future share consideration(3)	6,606,560

Transaction costs	95,213

$8,859,001

Net assets acquired

Intangible assets	8,859,001

$8,859,001

(1) US$750,000 (CAD $1,079,479) paid in US dollar stable coins at closing.

(2) 503,621 common shares priced at $2.14 per share, issued at closing.

(3) Present value of US$5,000,000 common shares of the company, based on a 3% discount rate and the following payment dates; US$833,333 on June 30, 2025, US$833,333 on December 31, 2025, US$833,333 on June 30, 2026, US$833,333 on December 31, 2026, US$833,333 on June 30, 2027,and US$833,333 on December 31, 2027.The common shares issued will be valued at the trading price per common share on the date of issuance.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

See also notes 9 and 14.

6. INVESTMENTS

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

		December 31,		September 30,
	Quantity	2024	Quantity	2024
Chia Network Inc. (a)	19,860	$488,781	19,860	$488,781
NGRAVE NV (b)	138,966	196,881	138,966	196,881
Animoca Brands Corporation Limited (c)	-	-	909	442
Lucy Labs Flagship Offshore Fund SPC (d)	-	-	500	827,227
		$685,662		$1,513,331

(a) During the year ended September 30, 2021, pursuant to the Company's Simple Agreement for Future Equity ("SAFE") investment in Chia Network Inc. ("Chia"), the Company received 19,806 shares of Series B Stock priced at US$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of US$21.21. As at September 30, 2024, the Company estimated Chia's fair market value per share to be $23.95 (US$17.74), the Company recognized an unrealized gain of $121,849 (2023 - unrealized loss of $2,558) to a value of $488,781 (2023 - $366,932) in the consolidated statements of comprehensive income. At December 31, 2024, the Company estimated Chia's fair market value to be $488,781 (2023 - 358,953) and recognized an unrealized gain of $nil in the Interim Statements (2023 - unrealized loss of $7,979).

(b) During the year ended September 30, 2022, the Company's convertible loan to NGRAVE NV ("NGRAVE") was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2024, the Company estimated the fair value of NGRAVE to be C$196,881 (2023 - $80,976) as at September 30, 2024, the Company recognized an unrealized gain of $115,905 (2023 - unrealized loss $67,443) on its NGRAVE investment in the consolidated statements of comprehensive income. As at December 31, 2024, the Company estimated NGRAVE's fair market value to be $196,881 (2023 - 82,799) and recognized an unrealized gain of $nil in the Interim Statements (2023 - unrealized gain of $1,823).

(c) During the year ended September 30, 2023, the Company acquired 9,090,909 shares of Animoca Brands Corporation Limited ("Animoca") at a price of AUD $1.10 ($1.04 CAD) per share, totaling AUD $10,000,000 ($9,434,917 CAD). In the year ending September 30, 2024, the Company sold 9,090,000 of these shares at an average price of AUD $0.84 per share ($0.76 CAD), resulting in net proceeds of AUD $7,670,133 ($6,905,859 CAD). This sale generated a realized gain of $1,785,473 (2023 - $nil), after accounting for accumulated unrealized losses from previous fair value adjustments. As of September 30, 2024, the fair value of the remaining 909 shares was determined to be $442 (2023 - 9,090,909 shares valued at $5,120,897), with the Company recognizing an unrealized loss of $70 (2023 - $4,314,020 unrealized loss on 9,090,909 shares). At December 31, 2024, the Company estimated the value of its Animoca holding to be $nil and recognized a realized loss of $442 in the Interim Statements.

(d) During the year ended September 30, 2022, the Company invested $636,075 (US$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio ("Lucy Labs"). On November 11, 2022, FTX Trading Ltd. ("FTX") filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023. During the year ended September 30, 2024, the Company received an offer to sell its rights to the FTX bankruptcy claims from a third party for $827,227 (the "FTX Claims Offer"), and therefore the Company wrote the value of Lucy Labs up to $827,227, recognizing an unrealized gain of $827,227 during the year ended September 30, 2024 (2023 - $707,649).The FTX Claims Offer was consummated during the three month period ended December 31, 2024.

During the year ended September 30, 2024, the founders of Streetside Development, LLC ("Streetside") were charged by the United States Department of Justice, and Streetside's operations were shut down. As a result, the Company determined the fair value of its Streetside investment was $nil as at September 30, 2024 (2023 - $122,646) and the Company recognized a realized loss of $122,646 in the financial statements (2023 - unrealized loss of $3,870).

During the year ended September 30, 2024 the Company received 2.01 bitcoin of dividend income valued at $248,213 (2023 - 0.90 bitcoin of dividend income valued at $36,642) from zkSNACKS. Also, during the year, zkSNACKS management decided to cease operations at its conjoin coordination business. As a result, the Company determined the fair value of its zkSNACKS was $nil as at September 30, 2024 (2023 - $772,668) recognizing a realized loss of $772,668 (2023 - unrealized gain of $327,641).

During the year ended September 30, 2022, the Company invested US$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

Class B common shares of the AB Digital Strategies Fund (the "Isla Shares") managed by UK FCA-regulated Isla Capital Ltd. ("Isla"). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the consolidated statements of comprehensive income. During the three months ended December 30, 2023 Isla sold its right to FTX bankruptcy claims (the "Claims"). As a result, the Company recognized a realized gain on investments of $270,661 in its Interim Statements (2022 - a realized loss of $471,116) representing its pro rata share of the proceeds from Isla's sale of the Claims, which were received by the Company during the year ended September 30, 2024.

The activity of investments for the three months ended December 31, 2024 and the year ended September 30, 2024 is as follows:

Balance, September 30, 2023	$6,464,119

Proceeds from sales (net)	(7,176,590)
Realized gain on sale of investments	1,160,891
Net unrealized gain on investments	1,064,911

Balance, September 30, 2024	$1,513,331

Proceeds from sales (net)	(827,227)
Realized gain on sale of investments	(442)

Balance, December 31, 2024	$685,662

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	December 31,	September 30,
	2024	2024

Trade accounts payable	$395,267	$83,413

Accrued liabilities	166,318	149,516

	$561,585	$232,929

8. INCOME TAXES PAYABLE

The Company has provided for income tax at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. The continuity of income taxes payable is as follows:

Income tax
payable

Balance at September 30, 2024	$1,547,686

Provision for income tax	1,163,013

Balance as of December 31, 2024	$2,710,699

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

9. FINANCIAL LIABILITY - FUTURE SHARE ISSUANCE

During the three-month period ended December 31, 2024, the Company acquired the OrangeFin Assets for consideration of US$750,000 (CAD $1,079,479) in US dollar stable coins and 503,621 common shares priced at $2.14 per share, paid on closing. The Company is also required to issue US$5,000,000 (CAD$ 7,175,000) worth of common shares of the company payable in six equal tranches of US$833,333 (C$1,195,833), every six months over a period of three years from the closing date of the acquisition (the "Obligation"). The number of shares issued per tranche will be determined based on the closing market price of the Company's common shares at the time of issuance.

The future share issuances may be subject to adjustment. In the event the Solana staked to the OrangeFin Assets on a share issuance date has decreased more than 5% from the amount delegated to the OrangeFin Assets on the closing date (632,302 Solana), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked Solana that exceeds 5%.

In accordance with IAS 32 (Financial Instruments: Presentation) and IFRS 9 (Financial Instruments), the obligation has been recognized as a financial liability at its fair value of $6,833,325 as of the acquisition date, based on a discount rate of 5%. The fair value of the liability is remeasured at each reporting date, with changes in fair value recognized in profit or loss.

Share Issuance	Amount	Amount	Present Value
Date	US$	CAD$	CAD$

June 30, 2025	833,333	1,195,833	1,170,167
December 31, 2025	833,333	1,195,833	1,141,626
June 30, 2026	833,333	1,195,833	1,113,781
December 31, 2026	833,333	1,195,833	1,086,616
June 30, 2027	833,334	1,195,834	1,060,113
December 31, 2027	833,334	1,195,834	1,034,257

Total	5,000,000	7,175,000	6,606,560

Current portion			(2,311,793)

Present value of Future Share Issuance			4,294,768

10. CREDIT FACILITY

During the three-month period ended December 31, 2024, the Company entered into a $10 million unsecured, revolving demand credit facility (the "Credit Facility") with its Chairman, Mr. Antanas Guoga (the "Lender"). Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $10 million (the "Commitment Amount") in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

The continuity of the credit facility from September 30, 2024, to December 31, 2024, is as follows:

Balance at September 30, 2024	$-
Advances to Company	4,123,379
Interest	32,835

Balance as of December 31, 2024	$4,156,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

11. CAPITAL STOCK

a) AUTHORIZED

Unlimited common shares with a par value of $nil.

b) ISSUED

Common Shares	Shares	Stated Value
Balance at September 30, 2023	152,067,183	$17,864,782
Purchase of shares for cancellation	(7,603,343)	(938,924)
Exercise of options (note 12)	1,709,625	330,810
Balance at September 30, 2024	146,173,465	$17,256,668
Options exercised (note 12)	1,798,625	425,534
Shares issued for acquisitions (note 5)	1,665,621	2,472,149
Balance at December 31, 2024	149,637,711	$20,154,351

Pursuant to the terms of a normal course issuer bid, during the year ended September 30, 2024, the Company purchased and cancelled 7,603,343 shares (2023 - 2,960,000).

c) PER SHARE AMOUNTS

Basic and diluted earnings per share have been calculated on the basis of weighted average number of common shares outstanding as outlined below:

	December 31,	December 31,
For the three months ended,	2024	2023
Net income for the period	$3,225,716	$2,642,003
Weighted average number of shares outstanding	147,249,194	152,067,183
Earnings per share, basic	$0.02	$0.02

Weighted average number of shares outstanding	147,249,194	152,067,183
Share based compensation dilution	13,173,221	2,438,500
Weighted average number of shares outstanding, diluted	160,422,415	154,505,683
Earnings per share, diluted	$0.02	$0.02

12. STOCK-BASED COMPENSATION

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years. The plan does not require any vesting period, and the board of directors may specify a vesting period on a grant-by-grant basis. As at December 31, 2024, the maximum number of shares issuable pursuant to the Plan was 14,963,771, of which 13,173,221 options and 563,669 restricted share units had been granted, leaving 1,226,881 shares available to be granted.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

Options

The following table presents the options outstanding as at December 31, 2024 and the assumptions used to determine fair value.

	Number		Expected					Fair value per
	of options	Exercise	option life	Risk free	Dividend	Expected	Underlying	option on
Grant date	outstanding	price	(years)	interest rate	yield	volatility(1)	share price	grant date

August 28, 2020	600,000	$0.10	5.00	0.41%	nil	201.1%	$0.10	$0.10
November 21, 2022	1,198,750	$0.10	5.00	3.32%	nil	161.6%	$0.10	$0.09
July 3, 2024	3,000,000	$0.115	5.00	3.57%	nil	96.0%	$0.115	$0.09
July 8, 2024	2,000,000	$0.115	5.00	3.46%	nil	96.0%	$0.115	$0.09
August 7, 2024	5,900,000	$0.155	5.00	3.00%	nil	95.9%	$0.155	$0.11
September 11, 2024	119,971	$0.145	5.00	2.75%	nil	95.6%	$0.145	$0.11
October 29, 2024	279,500	$2.02	5.00	3.04%	nil	99.4%	$2.02	$1.52
November 26, 2024	75,000	$1.39	5.00	3.13%	nil	99.4%	$1.39	$1.05
	13,173,221

The Company's option activity for the three months ended December 31, 2024, and the year ended September 30, 2024, is as follows:

On November 26, 2024, the Company issued 75,000 options for future services to a consultant to buy common shares at an exercise price of $1.39 per common share and expiring on November 26, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $1.39, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.13%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $78,589, which was charged to the Interim Statements.

On October 29, 2024, the Company issued 279,500 options for future services to a director to buy common shares at an exercise price of $2.02 per common share and expiring on October 29, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.02, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.04%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $425,292, which was charged to the Interim Statements.

On September 11, 2024, the Company issued 149,971 options for future services to a director and a consultant to buy common shares at an exercise price of $0.145 per common share and expiring on September, 2029. The director was granted 49,971 stock options that vested on the grant date. The consultant was granted 100,000 stock options that vested on December 11, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.145, dividend yield 0%, expected volatility based on historical volatility of 95.6%, a risk-free interest rate of 2.75%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $15,967 of which $7,543 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2024, and $8,424 was charged to the Interim Statements.

On August 7, 2024, the Company issued 6,900,000 options for future services to a directors and officers to buy common shares at an exercise price of $0.155 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.155, dividend yield 0%, expected volatility based on historical volatility of 95.9%, a risk-free interest rate of 3.0%, and an expected life of 5 years. The fair value of the options was estimated at $788,387 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

On July 8, 2024, the Company issued 2,000,000 options for future services to an officer to buy common shares at an exercise price of $0.115 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.46%, and an expected life of 5 years. The fair value of the options was estimated at $170,432 which was charged to statement of income (loss) and comprehensive income (loss) on the grant date.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

On July 3, 2024, the Company cancelled 6,900,000 options (the "Cancelled Options") that had previously been granted to directors and officers; 1,500,000 options granted on April 9, 2021 with an exercise price of $0.30 per share, 4,400,000 options granted on July 7, 2021 with an exercise price of $0.165 per share, and 1,000,000 options granted on October 7, 2021 with an exercise price of $0.20 per share. An estimated fair value of $1,273,040 had previously vested in full for the Cancelled Options and was credited to retained earnings upon cancellation (2023 - 4,000,000 options were cancelled, 2,000,000 options granted on July 7, 2021 with an exercise price of $0.165 and 2,000,000 options granted on November 11, 2021 with an exercise price of $0.24).

On July 3, 2024, the Company issued 3,000,000 options for future services to a director and an officer to buy common shares at an exercise price of $0.115 per common share and expiring on July 3, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.57%, and an expected life of 5 years. The fair value of the options was estimated at $255,774 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

During the year ended September 30, 2024, 1,719,875 options that had previously vested expired unexercised; 250,000 options granted December 1, 2020 with an exercise price of $0.10, 1,400,000s option granted on July 7, 2021 with an exercise price of $0.165 and 279,500 options granted on November 21, 2022 with an exercise price of $0.10 (2023 - 900,000 granted on February 13, 2019 with an exercise price of $0.07) and $259,629 was credited to retained earnings for expired options (2023 - $nil).

As a result of the forgoing, during the year ended September 30, 2024, $1,320,919 was charged to the statement of income (loss) and comprehensive income (loss) for share-based compensation (2023 - $430,945) and $1,532,664 was credited to retained earnings for cancelled options (2023 - $nil).

During the three months ended December 31, 2024, 354,500 options were granted (2023 - nil) resulting in a charge to the statement of income and comprehensive income for share-based compensation of $512,304 (2023 - $38,076).

The continuity of outstanding stock options at December 31, 2024 and September 30, 2024, is as follows:

		Weighted		Weighted
		average		average
	December 31,	exercise	September 30,	exercise
	2024	price	2024	price

Beginning balance	14,617,346	$0.13	13,106,500	$0.18
Granted	354,500	$1.89	12,049,971	$0.14
Exercised	(1,798,625)	$0.13	(1,709,625)	$0.10
Cancelled	-	-	(6,900,000)	$0.20
Expired	-	-	(1,929,500)	$0.15
Ending balance - outstanding	13,173,221	$0.18	14,617,346	$0.13

The detail of outstanding options as at December 31, 2024 and September 30, 2024 is as follows:

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

	December 31,		Exercise	September 30,		Exercise
Expiry Date	2024	Exercisable	Price	2024	Exercisable	Price

August 28, 2025	600,000	600,000	$0.10	600,000	600,000	$0.10
November 21, 2027	1,198,750	1,198,750	$0.10	1,967,375	1,967,375	$0.10
July 4, 2029	3,000,000	3,000,000	$0.115	3,000,000	3,000,000	$0.115
July 8, 2029	2,000,000	2,000,000	$0.115	2,000,000	2,000,000	$0.115
August 7, 2029	5,900,000	5,900,000	$0.155	6,900,000	6,900,000	$0.155
September 11, 2029	119,971	119,971	$0.145	149,971	149,971	$0.145
October 29, 2029	279,500	279,500	$2.02	-	-	-
November 27, 2025	75,000	75,000	$1.39	-	-	-

Ending balance - outstanding	13,173,221	13,173,221	$0.18	14,617,346	14,617,346	$0.13

As at December 31,2024, 13,173,221 options were exercisable at a weighted average price of $0.18 per share (September 30, 2024 - 14,637,346 at $0.13). The weighted average life of the outstanding options is 4.24 years (September 30, 2024 - 4.8 years).

Restricted Share Units

During the three months ended December 31, 2024, the Company granted 563,669 restricted share units ("RSUs") to a consultant that are and are exchangeable into common shares of the Company on a one for one basis upon achieving the vesting conditions. The RSU's were valued at the market price as of the date they were granted ($698,950), and the expense charged to income on a straight-line monthly basis over the RSUs' six-month vesting period, commencing December 24, 2024. During the three-month period ended December 31, 2024, the total charged to the statement of income and comprehensive income for share-based compensation was $116,492 (2023 - $nil).

13. WARRANTS

The continuity of outstanding warrants for the three months ended December 31, 2024, and the year ended September 30, 2024, is as follows:

		Weighted		Weighted
		average		average
	December 31,	exercise	September 30,	exercise
	2024	price	2024	price

Beginning balance	-	-	16,764,707	$0.40

Expired	-	-	(16,764,707)	$-0.40

Ending balance	-	-	-	$0.00

There were no outstanding warrants as at December 31, 2024 and September 30, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

14. FUTURE SHARE ISSUANCE

During the three-month period ended December 31, 2024, the Company acquired the Cogent Assets for consideration of US$1,000,000 (CAD $1,394,340) in US dollar stable coins and 1,162,000 common shares priced at $1.20 per share, paid in cash and issued is common shares at closing, respectively. The Company allocated $278,868 of the payments made at closing to goodwill. The Company is also required to issue 18,592,000 common shares as follows: 3,098,667 common shares on May 25, 2025, 3,098,667 common shares on November 25, 2025, 3,098,667 common shares on May 25, 2026, 3,098,667 common shares on November 25, 2026, 3,098,666 common shares on May 25, 2027, and 3,098,666 common shares on November 25, 2027.

The future share issuances may be subject to adjustment. In the event the Solana staked to the Cogent Assets on a share issuance date has decreased more than 5% from the amount delegated to the Cogent Assets on the closing date (690,895 Solana), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked Solana that exceeds 5%.

In accordance with IAS 32 (Financial Instruments: Presentation) and IFRS 9 (Financial Instruments), the obligation has been recognized as reserves of $22,310,400 as of the acquisition date. The future share issuance obligation is classified as equity as it meets the fixed- for-fixed criterion under IAS 32, given that the number of shares to be issued is predetermined and the consideration is based on a fixed contractual obligation.

15. STAKING AND VALIDATING INCOME

During the year ended September 31, 2024, the Company initiated Solana staking and validating operations which were enhanced by the acquisitions of the Cogent Assets and the OrangeFin assets during the three months ended December 31, 2024 (see note 5). The results for the three months ended December 31, 2024 and 2023 are as follows:

		December 31,		December 31,
Three months ending		2024		2023

	Expressed in	Expressed in	Expressed in	Expressed in
	Solana	Canadian Dollars	Solana	Canadian Dollars

Validator operations

Validator rewards	2,008	$591,983	-	$-

Validator fees, paid in Solana tokens	(164)	(12,697)	-	-

Validator fees, paid in fiat	n/a	(58,828)	-	-

Operating margin	1,844	520,458	-	-

Staking rewards	2,597	724,391	-	-

Total staking and validating income	4,441	$1,244,849	-	$-

16. RELATED PARTY DISCLOSURES

The Company's related parties include its subsidiary, key management personnel and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the three months ended December 31, 2024, the Company paid $15,796, (2023 - $30,000) for consulting services provided by an officer of the Company. At December 31, 2024, there is $nil (2023 - $30,000) of accounts payable to this related party.

During the three months ended December 31, 2024, the Company paid $25,338 (2023 - $18,000) for consulting services provided by a director and officer of the Company. At December 31, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2024, the Company paid $18,000 (2023 - $18,000) for consulting services provided by a director and officer of the Company. At December 31, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

During the three months ended December 31, 2024, the Company paid $113,873 (2023 - $5,000) for consulting services provided by a director and officer of the Company. At December 31, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2024, the Company paid $5,000 (2023 - $5,000) in directors fees to a director of the Company. At December 31, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2024, the Company paid $5,000 (2023 - $nil) in directors fees to a director of the Company. At December 31, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the three months ended December 31, 2024, $68,426 (2023 - $1,205) was charged for legal services by a firm of which an officer of the Company is a partner. At December 31, 2024, there is $68,426 of accounts payable to this related party (2023 - $1,361).

During the three months ended December 31, 2024, the Company's chairman provided a $10 million dollar credit facility to the Company, of which $4,294,768 had been advanced as at December 31, 2024 (see note 10).

Key Management Compensation

Key management includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and directors of the Company.

The compensation payable to current and former key management is shown below:

Three months ended December 31,	2024	2023

Consulting fees	$209,007	$88,500
Director fees	10,000	1,000
Stock-based compensation	425,292	38,076

	$642,076	$127,576

At December 31, 2024, included in accounts payable and accrued liabilities is $68,426 (2023 - $31,361) owed to related parties.

17. CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017, the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company's subsidiary KRBV for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

18. FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - December 31, 2024	Level 1	Level 2	Level 3

Financial assets at fair value through FVTPL

Equity investment	$-	$-	$685,662

Non financial assets at fair value through other comprehensive income

Cryptocurrencies	-	38,561,505	-

	$-	$38,561,505	$685,662

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3

Financial assets at fair value through FVTPL

Equity investment	$-	$442	$1,512,889

Non financial assets at fair value through other comprehensive income

Cryptocurrencies	-	25,575,512	-

	$-	$25,575,954	$1,512,889

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the three months ended December 31, 2024 and the year ended September 30, 2024.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	December 31,	September 30,	December 31,	December 31,
	2024	2024	2024	2024

Investments	$685,662	$1,512,889	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at December 31, 2024 and noted that a 20% decrease would result in a $137,132 decrease in fair value.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

19. FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended December 31, 2024.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Ethereum cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Cypherpunk is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Cypherpunk will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Cypherpunk performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at December 31, 2024, the Company holds $1,279,322 in cash and cash equivalents at high credit quality financial institutions (September 30, 2024 - $1,808,052). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company has no exposure to interest rate risk since there are no outstanding debts or other payables subject to interest charges at the end of the reported periods.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly Solana; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at December 31, 2024, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $68,566 (September 30, 2024 - $151,289).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of December 31, 2024, is $1,237,509 (September 30, 2024 - $1,762,619). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $123,751 (September 30, 2024 - $176,262).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, the Company had cash and cash equivalents balance of $1,279,322 (September 30, 2024 - $1,808,052) to settle accounts payable and accrued liabilities of $561,585 (September 30, 2024 - $232,929). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in Solana and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the Solana network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company's financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including Solana, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company's ability to operate validator nodes, stake assets, or transact in Solana. Regulatory developments may also affect the liquidity, valuation, or classification of Solana under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

Solana Governance Risk

Solana's development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While Solana operates as a decentralized blockchain, the Solana Foundation's decision- making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company's validator operations and the value of its Solana and Solana-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
Three months ended December 31, 2024 and 2023

On or about March 6, 2025, Solana validators and stakeholders will begin voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 aims to introduce a dynamic token emission model that could adjust Solana's inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87% if staking exceeds a certain threshold. SIMD-0123 proposes a mechanism where validator operators can share block rewards with their stakers. A lower emission rate may result in reduced validator rewards, though this could be offset by potential appreciation in SOL's value. The Company continues to monitor these developments and will adjust its validator operations as needed to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company's business income and financial condition. Exposure to credit, interest rate, cryptocurrency and currency risks arises in the normal course of the Company's business.

20. INCOME TAX

As at September 31, 2024, the Company recognized a deferred tax liability of $399,406 (2022 - $201,518) in respect recognition of tax expenses associated with unrealized gains on cryptocurrencies. The net deferred tax liabilities which originated during the year ended September 30, 2024, have also not been recognized in the Interim Statements.

21. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

22. SUBSEQUENT EVENTS

On January 7, 2025, the Company announced that it had entered into an agreement to increase the $10 million unsecured, revolving demand credit facility credit facility with Antanas Guoga, the Company's Chairman and director, announced on October 22, 2024, to $25 million.

On January 16, 2025, the Company closed a private placement financing of CAD $27.5 million (the "Private Placement") of convertible debenture units (each a "CD Unit") with ParaFi Capital. Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 400 warrants. Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Debentures are convertible at any time into common shares of the Company at CAD $2.50 per common share. Each warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of CAD $2.50 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Private Placement. The debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest.

On January 24, 2025, the Company closed a private placement financing of CAD $2.5 million (the "Private Placement") of convertible debenture units (each a "CD Unit"). Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 214 warrants. Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Debentures are convertible at any time into common shares of the Company at CAD $4.66 per common share. Each warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of CAD $ 4.66 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Private Placement. The debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.